EXHIBIT 12.1

PENINSULA GAMING, LLC

Computation of Ratio of Earnings to Fixed Charges

(amounts in thousands except ratio information)

Earnings:	2008		2007		2006		2005		2004
Total earnings	$ 22,756		$ (5,154)		$ 6,328		$ (3,384)		$ (45,075)

Fixed charges:

Interest charges (including capitalized interest and interest expense related to preferred member’s interest)	38,509		37,105		30,270		26,710		25,763

Amortization of deferred financing costs and bond discount	4,431		4,243		3,552		3,140		2,623

Loss on early retirement of debt									37,566

Total fixed charges	42,940		41,348		33,822		29,850		65,952

Capitalized interest	(3,306)		(843)		(796)		(357)		(1,251)

Earnings as adjusted	$ 62,390		$ 35,351		$ 39,354		$ 26,109		$ 19,626

Ratio of earnings to fixed charges	1.5	x	0.9	x*	1.2	x	0.9	x*	0.3	x*
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*	Earnings were insufficient to cover fixed charges for the years ended December 31, 2007, 2005 and 2004 by $6.0 million, $3.7 million and $46.3 million, respectively.